                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D**

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                     Crescent Real Estate Equities Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   225756105
        ---------------------------------------------------------------
                                (CUSIP Number)

                              SPO Partners & CO.
                             William E. Oberndorf
                        591 Redwood Highway, Suite 3215
                        Mill Valley, California 94941
                                (415) 383-6600

                                with a copy to:
                                Phillip Gordon
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 7, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

    Check the following box if a fee is being paid with the statement. [_]

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 5,992,620 which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assumes that there are 108,015,130 shares outstanding.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Main Street Partners, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of A Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
      Source of Funds:
 4
      WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of
                          3,269,700 (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By             -0-
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                          3,269,700 (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,269,700 (1)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                        [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      3.0%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      MS Advisory Partners, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of A Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
      Source of Funds:
 4
      Not Applicable
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of
                          3,269,700 (1) (2)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By             -0-
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                          3,269,700 (1) (2)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,269,700 (1) (2)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                        [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      3.0%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.
(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: WC


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      To Items 2(e) Or 2(f):                                        [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: California


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 807,700(1)

     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: -0-
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 807,700 (1)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: -0-
       With

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      807,700 (1)


------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares:

                                                                     [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.7%


------------------------------------------------------------------------------
14.   Type of Reporting Person: PN


------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      To Items 2(e) Or 2(f):                                        [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 807,700(1) (2)

     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: -0-
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 807,700 (1) (2)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: -0-
       With

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      807,700 (1) (2)


------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.7%

------------------------------------------------------------------------------
14.   Type of Reporting Person: PN


------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      SF Advisory Corp.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds:  Not Applicable

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
 ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power:
     Number of
                              -0-
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By                 4,077,400 (1) (2)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                              -0-
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                              4,077,400 (1) (2)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


      4,077,400 (1) (2)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      3.8%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 3,269,700 of such shares; and solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 807,700 of such shares.
(2)   Power is exercised through its controlling person, John H. Scully.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      SF Advisory Corp. II
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds:  Not Applicable

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power:
     Number of
                              -0-
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By                 4,077,400 (1) (2)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                              -0-
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                              4,077,400 (1) (2)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,077,400 (1) (2)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      3.8%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 3,269,700 of such shares; and solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 807,700 of such shares.
(2)   Power is exercised through its controlling person, William E. Oberndorf.

------------------------------------------------------------------------------
 1.   Names of Reporting Person:

      Netcong Newton Partners
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds:  WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
 ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      California
------------------------------------------------------------------------------
                     7.   Sole Voting Power:
     Number of
                              200,000 (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By                 -0-
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                              200,000 (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                              -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      200,000 (1)
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      0.2%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      PN
------------------------------------------------------------------------------

(1)   Power is exercised through its controlling person, John H. Scully.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Cranberry Lake Partners, L.P.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds: WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: California


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 175,000 (1)
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: -0-
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 175,000 (1)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: -0-
       With
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      175,000 (1)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person: PN

------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, John H. Scully and Irene S. Scully as Trustees for the John and Irene Scully Trust, dated May 30, 1994.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      D. L. & W. Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds: WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: California


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 200,300 (1)
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: -0-
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 200,300 (1)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: -0-
       WITH
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      200,300 (1)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person: CO

------------------------------------------------------------------------------

(1)   Power is exercised through its sole trustee, John H. Scully.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Phoebe Snow Foundation, Inc.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds: WC

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: California


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 479,900 (1)
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: -0-
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 479,900 (1)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: -0-
       WITH
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      479,900 (1)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.4%

------------------------------------------------------------------------------
14.   Type of Reporting Person: CO

------------------------------------------------------------------------------

(1) Power is exercised through its controlling person and sole director and executive officer, John H. Scully.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      John H. Scully
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds: PF and Not Applicable

------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                    [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: USA


------------------------------------------------------------------------------
                     7.   Sole Voting Power: 1,000 (1)
     Number of

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: 5,132,600 (2)
   Beneficially

     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 1,000 (1)

    Reporting

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: 5,132,600 (2)
       WITH
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,133,600 (1)(2)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 4.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person: IN

------------------------------------------------------------------------------

(1) 1,000 Shares held in John H. Scully Individual Retirement Account, a self-directed individual retirement account.
(2) Of these, 4,077,400 shares are beneficially owned solely in his capacity as the controlling person of SF Advisory Corp., 200,000 shares are beneficially owned solely in his capacity as sole general partner of Netcong Newton Partners, 175,000 shares are beneficially owned solely in his capacity as trustee for the general partner of Cranberry Lake Partners, L.P., 200,300 shares are beneficially owned solely in his capacity as controlling person of D. L. & W. Inc. Profit Sharing Retirement Plan, and 479,900 shares are beneficially owned solely in his capacity as controlling person of Phoebe Snow Foundation, Inc.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:

      Oberndorf Foundation

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      WC
------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      To Items 2(e) or 2(f)
                                                                     [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      California
------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of
                          60,000  (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By             -0-
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                          60,000  (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      60,000 (1)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      0.1%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      CO
------------------------------------------------------------------------------
(1) Power is exercised through its two directors: William E Oberndorf and Susan C. Oberndorf.

------------------------------------------------------------------------------
 1.  Name of Reporting Person

     William E. Oberndorf

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      PF and Not Applicable
------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):
                                                                     [_]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      USA
------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of
                          711,880 (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially

     Owned By             4,209,400 (2)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting
                          711,880 (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          4,209,400 (2)
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,921,280 (1) (2)

------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      4.6%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      IN
------------------------------------------------------------------------------

(1) 692,880 Shares held by William E. Oberndorf's Individual Retirement Accounts, which are self-directed, and 19,000 shares are owned by his children who share hid household.
(2) Of these, 4,077,400 shares are beneficially owned solely in his capacity as the controlling person of SF Advisory Corp. II 60,000 shares are beneficially owned solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation, and an aggregate of 72,000 shares are held in two trusts for the benefit of himself and his wife, Susan C. Oberndorf, for which he serves as trustee.

------------------------------------------------------------------------------
 1.   Name of Reporting Person:


      William J. Patterson
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      PF
------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                        [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      USA
------------------------------------------------------------------------------
     Number of       7.   Sole Voting Power:

      Shares
                          2,300
   Beneficially    -----------------------------------------------------------
                     8.   Shared Voting Power:
     Owned By

       Each               -0-
                   -----------------------------------------------------------
    Reporting        9.   Sole Dispositive Power:

      Person
                          2,300
       With        -----------------------------------------------------------
                     10.  Shared Dispositive Power:

                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


      2,300
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      * 0.1%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      IN
------------------------------------------------------------------------------
     * denotes less than

------------------------------------------------------------------------------
 1.   Name of Reporting Person:


      Michael B. Yuen
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      PF
------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                        [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      USA
------------------------------------------------------------------------------
     Number of       7.   Sole Voting Power:

      Shares
                          12,540
   Beneficially    -----------------------------------------------------------
                     8.   Shared Voting Power:
     Owned By

       Each               -0-
                   -----------------------------------------------------------
    Reporting        9.   Sole Dispositive Power:

      Person
                          12,540
       With        -----------------------------------------------------------
                     10.  Shared Dispositive Power:

                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


      12,540
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      0.1%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person:


      Jane Y. Liou
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      PF
------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                        [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      USA
------------------------------------------------------------------------------
     Number of       7.   Sole Voting Power:

      Shares
                          300
   Beneficially    -----------------------------------------------------------
                     8.   Shared Voting Power:
     Owned By

       Each               -0-
                   -----------------------------------------------------------
    Reporting        9.   Sole Dispositive Power:

      Person
                          300
       With        -----------------------------------------------------------
                     10.  Shared Dispositive Power:

                          -0-
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:


      300
------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      * 0.1%
------------------------------------------------------------------------------
14.   Type of Reporting Person:

      IN
------------------------------------------------------------------------------
     * Denotes less than

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the shares of common stock, par value $.01 per share (the "Shares") of Crescent Real Estate Equities Company, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

Item 2.   Identity and Background.
          -----------------------

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Main Street Partners, L.P., a Delaware limited partnership ("MSP"), MS Advisory Partners, L.P., a Delaware limited partnership ("MS Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SF Advisory Corp., a Delaware corporation ("SF Advisory Corp."), SF Advisory Corp. II, a Delaware corporation ("SF Advisory Corp. II"), Netcong Newton Partners, a California limited partnership ("NNP"), Cranberry Lake Partners, L.P., a California limited partnership ("CLP"), D. L. & W. Inc.
Profit Sharing Retirement Plan, a California corporation ("DLW"), Phoebe Snow Foundation, Inc., a California corporation ("PS Foundation"), John H. Scully ("JHS"), Oberndorf Foundation, a California corporation ("O Foundation"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), Michael B Yuen ("MBY"), and Jane Y. Liou ("JYL"). MSP, MS Advisory Partners, SFP, SF Advisory Partners, SF Advisory Corp., SF Advisory Corp. II, NNP, CLP, DLW, PS Foundation, JHS, O Foundation, WEO, WJP, MBY, and JYL are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     MSP
     ---

     MSP is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MSP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MS Advisory Partners, the sole general partner of MSP, is set forth below.

     MS Advisory Partners
     --------------------

     MS Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of MSP. The principal business address of MS Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of MS Advisory Partners, is set forth below.

     SFP
     ---

     SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

     SF Advisory Partners
     --------------------

     SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Corp. and SF Advisory Corp. II, the two general partners of SF Advisory Partners, is set forth below.

     SF Advisory Corp.
     ----------------

     SF Advisory Corp. is a Delaware corporation, the principal business of which is serving as one of two general partners of each of MS Advisory Partners and SF Advisory Partners. The principal address of SF Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, who is the sole director, executive officer and controlling person of SF Advisory Corp., is set forth below.

     SF Advisory Corp. II
     --------------------

     SF Advisory Corp. II is a Delaware corporation, the principal business of which is serving as one of two general partners of each of

MS Advisory Partners and SF Advisory Partners. The principal business address of SF Advisory Corp. II, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to WEO, who is the sole director, executive officer and controlling person of SF Advisory Corp. II, is set forth below.

     NNP
     ---

     NNP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, the sole general partner of NNP, is set forth below.

     CLP
     ---

     CLP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CLP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the sole general partner of CLP, is set forth below.

     DLW
     ---

     DLW is a California corporation, the principal purpose of which is to be a profit-sharing plan. The principal business address of DLW, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, controlling person of DLW, is set forth below.

     PS Foundation
     -------------

     PS Foundation is a California corporation, whose principal purpose is to be a private, grant-making charitable entity. The principal business address of PS Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to JHS, sole director and controlling person of PS Foundation, is set forth below.

     JHS
     ---

     JHS' business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation ("SPO"). The principal business of SPO is operating as an investment firm. The principal address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is the sole stockholder, sole director and chief executive officer of SF Advisory Corp., and one of the two corporate general partners of each of MS Advisory Partners and SF Advisory Partners. JHS is also the sole director and controlling person of PS Foundation, the controlling person of DLW, the sole general partner of NNP, and trustee for the sole general partner of CLP.

     O Foundation
     ------------

     O Foundation is a non-profit California corporation, the principal purpose of which is to give charitable distributions. The principal business address of O Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to WEO, controlling person of O Foundation, is set forth below.

     WEO
     ---

     WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO. WEO is the sole stockholder, director and chief executive officer of SF Advisory Corp. II, one of two corporate general partners of MS Advisory Partners and SF Advisory Partners. WEO is also the controlling person of O Foundation.

     WJP
     ---

     WJP's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO.

     MBY
     ---

     MBY's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a partner for SPO.

     JYL
     ---

     JYL's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Her present principal occupation is as an associate for SPO.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name                       Source of Funds                    Amount of Funds
----                       ---------------                    ---------------


   MSP                     Working Capital (1)                $68,877,569.85

   MS Advisory Partners    Not Applicable                     Not Applicable

   SFP                     Working Capital (1)                 $16,962,060.66

   SF Advisory Partners    Not Applicable                     Not Applicable

   SF Advisory Corp.       Not Applicable                     Not Applicable

   SF Advisory Corp. II    Not Applicable                     Not Applicable

   NNP                     Working Capital (1)                 $ 4,097,010.00

   CLP                     Working Capital (1)                 $ 3,586,535.00

   DLW                     Working Capital (1)                 $ 4,194,905.08

   PS Foundation           Working Capital (1)                 $10,151,885.01

   JHS                     Personal Funds (2)                  $    20,612.50

   O Foundation            Working Capital (1)                 $ 1,316,100.00

   WEO                     Personal Funds (2)                  $17,539,417.76

   WJP                     Personal Funds (2)                  $    50,111.63

   MBY                     Personal Funds (2)                  $   264,273.13

   JYL                     Personal Funds (2)                  $     6,257.00


__________________
     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.


Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 108,015,130 total outstanding shares of common stock, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on November 9, 2000.

     MSP
     ---

     The aggregate number of Shares that MSP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,269,700 Shares, which constitutes approximately 3.0% of the outstanding Shares.

     MS Advisory Partners
     --------------------

     Because of its position as the sole general partner of MSP, MS Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,269,700 Shares, which constitutes approximately 3.0% of the outstanding Shares.

     SFP
     ---

     The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 807,700 Shares which constitutes approximately 0.7% of the outstanding Shares.

     SF Advisory Partners
     --------------------

     Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 807,700 Shares, which constitutes approximately 0.7% of the outstanding Shares.

     SF Advisory Corp.
     ----------------

     Because of its positions as one of two general partners of each of MS Advisory Partners, and SF Advisory Partners, SF Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,077,400 Shares in the aggregate, which constitutes approximately 3.8% of the outstanding Shares.

     SF Advisory Corp. II
     --------------------

     Because of its positions as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of

4,077,400 Shares in the aggregate, which constitutes approximately 3.8% of the outstanding Shares.

     NNP
     ---

     The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 200,000 Shares which constitutes approximately 0.2% of the outstanding Shares.

     CLP
     ---

     The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 175,000 Shares which constitutes approximately 0.2% of the outstanding Shares.

     DLW
     ---

     The aggregate number of Shares that DLW owns beneficially, pursuant to Rule 13d-3 of the Act, is 200,300 Shares which constitutes approximately 0.2% of the outstanding Shares.

     PS Foundation
     -------------

     The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 479,900 Shares which constitutes approximately 0.4% of the outstanding Shares.

     JHS
     ---

     Individually, and because of his positions as a control person of SF Advisory Corp., NNP, CLP, DLW, and PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,133,600 Shares, which constitutes approximately 4.8% of the outstanding Shares.

     O Foundation
     ------------

     The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 60,000 Shares which constitutes approximately 0.1% of the outstanding Shares.

     WEO
     ---

     Individually, and because of his positions as a control person of SF Advisory Corp. II and O Foundation, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,921,280 Shares in the aggregate, which constitutes approximately 4.6% of the outstanding Shares.

     WJP
     ---

     The aggregate number of Shares that WJP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,300 Shares which constitutes less than 0.1% of the outstanding Shares.

     MBY
     ---

     The aggregate number of Shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,540 Shares which constitutes approximately 0.1% of the outstanding Shares.

     JYL
     ---

     The aggregate number of shares that JYL owns beneficially, pursuant to Rule 13d-3 of the Act, is 300 Shares which constitutes less than 0.1% of the outstanding Shares.


     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b)

     MSP
     ---

     Acting through its sole general partner, MSP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,269,700 Shares.

     MS Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of MSP, MS Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,269,700 Shares.

     SFP
     ---

     Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 807,700 Shares.

     SF Advisory Partners
     --------------------

     Acting through its two general partners and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 807,700 Shares.

     SF Advisory Corp.
     -----------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,077,400 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp. II.

     SF Advisory Corp. II
     --------------------

     Acting through its controlling person and in its capacities as one of two general partners of each of MS Advisory Partners and SF Advisory Partners, SF Advisory Corp. II has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,077,400 Shares in the aggregate. SF Advisory Corp. shares such power with SF Advisory Corp.

     NNP
     ---

     Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 Shares.

     CLP
     ---

     Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 175,000 Shares.

     DLW
     ---

     Acting through its controlling person, DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,300 Shares.

     PS Foundation
     -------------

     Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 479,900 Shares.

     JHS
     ---

     As the controlling person of SF Advisory Corp., which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO (as the controlling person of SF Advisory Corp. II, which is the other general partner of each of MS

Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 4,077,400 Shares held by MSP and SFP in the aggregate. Because of his positions as a control person of NNP, CLP, DLW, and PS Foundation, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,055,200 shares held by NNP, CLP, DLW, and PS Foundation in the aggregate. JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 Shares.

     O Foundation
     ------------

     Acting through its controlling person, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,000 Shares.


     WEO
     ---

     WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 711,880 Shares. As the controlling person of SF Advisory Corp. II, which is one of two general partners of each of MS Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS (as the controlling person of SF Advisory Corp., which is the other general partner of each of MS Advisory Partners and SF Advisory Partners) to vote or to direct the vote and to dispose or to direct the disposition of 4,077,400 Shares held by MSP and SFP in the aggregate. As the controlling person of O Foundation, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 60,000 Shares. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 72,000 Shares held in two trusts for himself and his wife Susan
C. Oberndorf.

     WJP
     ---

     WJP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,300 Shares.

     MBY
     ---

     MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,540 Shares.

     JYL
     ---

     JYL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300 Shares.

     (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange ("NYSE") as set forth on Schedule I attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit A -- Agreement pursuant to Rule 13d-1(f)(1)(iii)

     Exhibit B -- Power of Attorney for Netcong Newton Partners

     Exhibit C -- Power of Attorney for Cranberry Lake Partners, L.P.

     Exhibit D -- Power of Attorney for D. L. & W. Inc. Profit Sharing
                  Retirement Plan

     Exhibit E -- Power of Attorney for Oberndorf Foundation

     Exhibit F -- Power of Attorney for Jane Y. Liou

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    November 17, 2000

                /s/ Phillip Gordon
          -------------------------------------------------
                    Phillip Gordon

                    Attorney-in-Fact for:

                    MAIN STREET PARTNERS, L.P. (1)
                    MS ADVISORY PARTNERS, L.P. (1)
                    SAN FRANCISCO PARTNERS II, L.P. (1)
                    SF ADVISORY PARTNERS, L.P. (1)
                    SF ADVISORY CORP. (1)
                    SF ADVISORY CORP. II (1)
                    NETCONG NEWTON PARTNERS (2)
                    CRANBERRY LAKE PARTNERS, L.P (2)
                    D. L. & W. INC. PROFIT SHARING RETIREMENT PLAN (2) PHOEBE SNOW FOUNDATION, INC. (1)
                    JOHN H. SCULLY (1)
                    OBERNDORF FOUNDATION (2)
                    WILLIAM E. OBERNDORF (1)
                    WILLIAM J. PATTERSON (1)
                    MICHAEL B. YUEN (1)
                    JANE Y. LIOU (2)



                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                    (2) A Power of Attorney authorizing Philip Gordon or act on behalf of this person or entity is attached as an exhibit to this filing.

                                 SCHEDULE I TO
                                 ----------
                                 SCHEDULE 13D
                                      FOR
                      MAIN STREET PARTNERS, L.P., et al.
                                                  ------

                     Date of                       Number of     Price Per Where/How
Reporting Person     Transaction     Type          Shares        Share     Transaction Effected
-----------------   -------------  ---------      ---------      ------    --------------------
Main Street          09-08-00       Buy             20,500      22.560      Open Market/Broker
Partners, L.P.       09-11-00       Buy             28,000      22.495      Open Market/Broker
                     09-12-00       Buy             39,800      22.958      Open Market/Broker
                     09-13-00       Buy             44,500      23.052      Open Market/Broker
                     09-14-00       Buy             28,000      23.060      Open Market/Broker
                     10-02-00       Buy             82,000      21.810      Open Market/Broker
                     11-01-00       Buy             55,500      20.145      Open Market/Broker
                     11-02-00       Buy             50,400      20.402      Open Market/Broker
                     11-03-00       Buy             59,500      20.362      Open Market/Broker
                     11-06-00       Buy             50,000      20.412      Open Market/Broker
                     11-07-00       Buy             80,000      19.833      Open Market/Broker
                     11-08-00       Buy             36,300      19.973      Open Market/Broker
                     11-09-00       Buy            120,000       20.00      Open Market/Broker
                     11-10-00       Buy            119,600      20.192      Open Market/Broker
                     11-13-00       Buy              3,000      20.356      Open Market/Broker
                     11-14-00       Buy              8,600      20.672      Open Market/Broker
                     11-15-00       Buy             80,000      21.507      Open Market/Broker

San Francisco        09-08-00       Buy              4,500      22.560      Open Market/Broker
Partners II, L.P.    09-11-00       Buy              6,100      22.495      Open Market/Broker
                     09-12-00       Buy              8,800      22.958      Open Market/Broker
                     09-13-00       Buy              9,800      23.052      Open Market/Broker
                     09-14-00       Buy              6,000      23.060      Open Market/Broker
                     10-02-00       Buy             18,000      21.810      Open Market/Broker
                     11-01-00       Buy             12,200      20.145      Open Market/Broker
                     11-02-00       Buy             12,600      20.402      Open Market/Broker
                     11-03-00       Buy             14,900      20.362      Open Market/Broker
                     11-06-00       Buy             12,600      20.412      Open Market/Broker
                     11-06-00       Buy             20,000      19.833      Open Market/Broker
                     11-08-00       Buy              9,100      19.973      Open Market/Broker
                     11-09-00       Buy             30,000       20.00      Open Market/Broker
                     11-10-00       Buy             30,000      20.192      Open Market/Broker
                     11-13-00       Buy              1,000      20.356      Open Market/Broker
                     11-14-00       Buy              2,100      20.672      Open Market/Broker
                     11-15-00       Buy             20,000      21.507      Open Market/Broker

William E.
Oberndorf           09-14-00       Buy              3,800      23.059      Open Market/Broker
                    09-15-00       Buy             46,200      23.060      Open Market/Broker
                    09-19-00       Buy             41,000      22.685      Open Market/Broker
                    10-02-00       Buy             50,000      21.810      Open Market/Broker
                    10-03-00       Buy             20,480      21.810      Open Market/Broker
                    10-04-00       Buy             24,700      21.748      Open Market/Broker

                    10-11-00       Buy               22,800      21.310    Open Market/Broker
                    10-12-00       Buy                2,500      21.422    Open Market/Broker
                    10-12-00       Buy               89,000      21.420    Open Market/Broker

Michael B. Yuen     10-13-00       Buy               12,540      21.074    Open Market/Broker

Jane Y. Liou        11-03-00       Buy                  100      22.375    Open Market/Broker
                    11-08-00       Buy                  100      19.875    Open Market/Broker

                                 EXHIBIT INDEX
                                                                          Page
Exhibit     Document Description                                         Number
-------     --------------------                                         ------

  A         Agreement Pursuant to Rule 13d-1(f)(1)(iii)                    1

  B         Power of Attorney for Netcong Newton Partners                  2

  C         Power of Attorney for Cranberry Lake Partners, L.P.            3

  D         Power of Attorney for D. L. & W. Inc. Profit Sharing
            Retirement Plan                                                4

  E         Power of Attorney for Oberndorf Foundation                     5

  F         Power of Attorney for Jane Y. Liou                             6

                                   Exhibit A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


     DATED: November 17, 2000

                        /s/ Phillip Gordon
                    -----------------------------------------------------------
                    Phillip Gordon

                    Attorney-in-Fact for:

                    MAIN STREET PARTNERS, L.P. (1)
                    MS ADVISORY PARTNERS, L.P. (1)
                    SAN FRANCISCO PARTNERS II, L.P. (1)
                    SF ADVISORY PARTNERS, L.P. (1)
                    SF ADVISORY CORP. (1)
                    SF ADVISORY CORP. II (1)
                    NETCONG NEWTON PARTNERS (2)
                    CRANBERRY LAKE PARTNERS, L.P (2)
                    D. L. & W. INC. PROFIT SHARING RETIREMENT PLAN(2) PHOEBE SNOW FOUNDATION, INC. (1)
                    JOHN H. SCULLY (1)
                    OBERNDORF FOUNDATION (2)
                    WILLIAM E. OBERNDORF (1)
                    WILLIAM J. PATTERSON (1)
                    MICHAEL B. YUEN (1)
                    JANE Y. LIOU (2)

                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                    (2) A Power of Attorney authorizing Philip Gordon or act on behalf of this person or entity is attached as an exhibit to this filing.

                               Exhibits: Page 1

                                   EXHIBIT B

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, John H. Scully, the sole General Partner of NETCONG NEWTON PARTNERS, has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for NETCONG NEWTON PARTNERS and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 16th day of November, 2000 by John H. Scully.

                              NETCONG NEWTON PARTNERS



                              By: /s/ John H. Scully
                                 ---------------------
                              Name:  John H. Scully
                              Title: Sole General Partner


STATE OF ILLINOIS  )
COUNTY OF COOK     )

 /s/ Anita Flanagan
--------------------
Notary Public

                               Exhibits: Page 2

                                   EXHIBIT C

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, John H. Scully, as trustee to the John and Irene Scully Trust dated May 30, 1994, said trust being sole General Partner of CRANBERRY LAKE PARTNERS, L.P., has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for CRANBERRY LAKE PARTNERS, L.P. and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 16th day of November, 2000 by John H. Scully.


                         CRANBERRY LAKE PARTNERS, L.P.

                         Its General Partner: The John and Irene Scully Trust
                         -------------------
                         dated May 30, 1994.


                         By: /s/ John H. Scully
                            -------------------
                         Name:  John H. Scully
                         Title: Trustee to the General Partner


STATE OF ILLINOIS )
COUNTY OF COOK    )

/s/ Anita Flanagan
------------------
Notary Public

                               Exhibits: Page 3

                                   EXHIBIT D

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, John H. Scully, the sole trustee of D. L. & W. Inc. Profit Sharing Retirement Plan, has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for D. L. & W. INC. PROFIT SHARING RETIREMENT PLAN and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 16/th/ day of November, 2000 by John H. Scully.

                              D. L. & W. INC. PROFIT SHARING RETIREMENT PLAN

                              By: /s/ John H. Scully
                                 ------------------
                              Name:  John H. Scully
                              Title: Trustee


STATE OF ILLINOIS )
COUNTY OF COOK    )

/s/ Anita Flanagan
------------------
Notary Public

                               Exhibits: Page 4

                                   EXHIBIT E

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, William E. Oberndorf, the controlling person of Oberndorf Foundation has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for OBERNDORF FOUNDATION and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 16/th/ day of November, 2000 by William
E. Oberndorf

                                   OBERNDORF FOUNDATION

                                   By: /s/ William E. Oberndorf
                                      -------------------------
                                   Name:  William E. Oberndorf
                                   Title: Director


STATE OF ILLINOIS)
COUNTY OF COOK   )

/s/ Anita Flanagan
------------------
Notary Public

                               Exhibits: Page 5

                                   EXHIBIT F

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Jane Y. Liou has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon her true and lawful attorney-in-fact and agent, for her and in her name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 15/th/ day of November, 2000 by Jane Y. Liou.

                                        JANE Y. LIOU

                                        By: /s/ Jane Y. Liou
                                           -----------------
                                        Name:  Jane Y. Liou



STATE OF CALIFORNIA)
COUNTY OF MARIN    )

/s/ Patrick Wilson
------------------
Notary Public

                               Exhibits: Page 6